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                            Filed by Genesis Microchip Inc. Pursuant to Rule 425
                                                Under the Securities Act of 1933
                                                     Subject Company: Sage, Inc.
                                                  Commission File No.: 333-72202

This filing relates to a planned merger (the "Merger") between Genesis Microchip Incorporated ("Genesis") and Sage, Inc. ("Sage") pursuant to the terms of an Agreement and Plan of Merger and Reorganization, dated as of September 27, 2001 (the "Merger Agreement"), by and between Genesis and Sage. The Merger Agreement is on file with the Securities and Exchange Commission as an exhibit to the Registration Statement on Form S-4 filed by Genesis Microchip Inc. on October 25, 2001, and is incorporated by reference into this filing.

The following is a press release issued by Genesis on February 13, 2002:

Media Contact
Robert Hunter
(905) 763-4261
rob@genesis-microchip.com
www.genesis-microchip.com

GENESIS MICROCHIP ANNOUNCES COURT APPROVAL OF CHANGE IN DOMICILE TO DELAWARE

SAN JOSE, CALIF. - (Feb. 13, 2002)-Genesis Microchip Incorporated (Nasdaq:GNSS)
- a pioneer in the development of display technologies - today announced the Supreme Court of Nova Scotia has granted a final order for the change in the company's domicile from Nova Scotia, Canada to Delaware. The change in domicile is effective on Feb. 14, 2002. The company's stock will continue to trade under the symbol "GNSS" on the Nasdaq National Market.

The change in domicile is a condition to closing the company's merger with Sage, Inc. (Nasdaq:SAGI). Completion of the merger remains conditional on the satisfaction or waiver of other customary closing conditions. Genesis Microchip will acquire all of Sage's outstanding shares and Sage will thereby become a subsidiary of Genesis Microchip. Each Sage common share will be exchanged for
0.571 of a share of Genesis Microchip common stock. Genesis Microchip currently expects the merger to close on Feb. 19, 2002.

About Genesis
Genesis Microchip is a leading supplier of cost-effective integrated circuits and software solutions, enabling the convergence of Internet information and video. Flat-panel displays, digital televisions, digital CRTs and consumer video products all benefit from Genesis technology, which connects and formats any kind of source content to be displayed with the highest image quality on any type of display. "Genesis Display Perfection" components are used by all leading brand-name monitor vendors. Founded in 1987, Genesis has offices in Silicon Valley, California; Taipei, Taiwan; Toronto, Canada and Seoul, Korea. Further information is available at www.genesis-microchip.com.

About Sage
Headquartered in Milpitas, Calif., Sage, Inc. is a leading provider of digital display processors, enabling superior picture quality for a variety of consumer technology and

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PC-display products ranging from web appliances to TVs and flat panel monitors.
Leveraging Emmy award-winning Faroudja technology from its acquisition of Faroudja Inc., Sage is developing products that bring the home theater experience to the mass consumer and PC-display market through digitally enhanced television, projection displays, DVD players and internet appliances. Sage's systems-on-a-chip technology provides highly integrated mixed signal and system functionality with higher picture quality than lower-quality processors at a similar component cost. Sage's display processors, which include Faroudja digital video processors, are used by world-renowned consumer electronics manufacturers such as Compaq, Fujitsu, Hyundai, InFocus, LG, NEC, Samsung, Sanyo, Sony and Toshiba. More information about Sage can be found on its web site at www.sageinc.com.

Safe Harbor Statement
This press release contains forward-looking statements within the meaning of the Federal Securities laws, including statements about the timing of closing and the merger of Genesis Microchip and Sage. The forward-looking statements are subject to risks and uncertainties, including the possibility that the merger may not close or that conditions to closing set forth in the merger agreement between Genesis Microchip and Sage may not be satisfied or waived. Other risks and uncertainties related to the merger, include those set forth in the Registration Statement on Form S-4 (Registration No. 333-72202) filed by Genesis Microchip with the Securities and Exchange Commission.

                                     -XXX-

Editor note:
     - Genesis is a registered trademark of Genesis Microchip Inc.
     - Genesis Display Perfection is a trademark of Genesis Microchip
        Inc.

Additional Information about the Merger and Where to Find It

Genesis and Sage have filed a registration statement, joint proxy statement/prospectus and may file other relevant materials with the SEC in connection with the Merger. The joint proxy statement/prospectus has been mailed to the stockholders of Genesis and Sage. Investors and security holders of Genesis and Sage are urged to read the joint proxy statement/prospectus and the other relevant materials because they contain important information about Genesis, Sage and the Merger. The joint proxy statement/prospectus and other relevant materials (when they become available), and any other documents filed by Genesis or Sage with the SEC, may be obtained free of charge at the SEC's web site at www.sec.gov. In addition, investors and security holders may obtain free copies of the documents filed by Genesis with the SEC by contacting Genesis Investor Relations, 2150 Gold Street, Alviso, CA 95002, (408) 262-6599. Investors and security holders

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may obtain free copies of the documents filed by Sage with the SEC by contacting
Sage Investor Relations, 1601 McCarthy Blvd, Milpitas, California 95030, (408) 383-5300. Investors and security holders are urged to read the joint proxy statement/prospectus and the other relevant materials before making any voting or investment decision with respect to the Merger.